UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8)	☒

INDEPENDENT NICKEL CORP.
(Name of Subject Company)

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

VICTORY NICKEL INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

45401R100
(CUSIP Number of Class of Securities (if applicable))

80 Richmond Street West
Suite 1802
Toronto, Ontario, M5H 2A4
Attention: Sean Stokes
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

August 19, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Press Release, dated August 26, 2008.

(b) Not applicable.

Item 2. Informational Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the informational documents published in the United States or disseminated to U.S. holders by Victory Nickel Inc.

Document 1

Independent Nickel Shareholder Supports Victory Nickel Offer

Toronto, August 26, 2008 – Victory Nickel Inc. ("Victory Nickel")(TSX:NI, www.victorynickel.ca) announces that it has received unsolicited written support from Ryan Kalt, an Independent Nickel shareholder and respected Canadian entrepreneur, for its offer to purchase 100% of the outstanding shares of Independent Nickel (the "Offer"), described in its press release dated August 19, 2008 and contained in the formal offer and takeover bid circular filed on SEDAR (www.sedar.com). A complete copy of the letter is set out below.

"Mr. Kalt cogently and eloquently expressed his views in support of the Offer by Victory Nickel and we are in total agreement with his analysis" said Victory Nickel's Vice-Chairman and CEO René Galipeau. "It is reassuring to have Independent Nickel shareholders publicly supporting our efforts and we thank Mr. Kalt for coming forward. Although not in writing, Victory Nickel has also received indications of support from other shareholders. We encourage other shareholders to follow Mr. Kalt's lead and make their views known to Independent Nickel's special committee of Directors formed to consider the Offer."

When asked for permission to print his letter, Mr. Kalt added "Like Independent Nickel, Victory Nickel is an emerging nickel mining leader with both valuable assets and great people. I strongly hold the opinion that Victory's offer to acquire Independent is a good offer for Independent investors. Moreover, I believe it delivers an opportunity-rich outcome that is capable of large value creation for all stakeholders of the proposed entity."

"August 20, 2008

Ryan Kalt, B.Comm., M.B.A., LL.B. Chairman
KALT Industries Ltd.
3016 Tutt Street, Suite 200
Kelowna, BC, V1Y 2H5

Thomas Obradovich
Chairman
Independent Nickel Corp.
957 Cambrian Heights Drive, Suite 102 Sudbury, ON, P3C 5M6

Re: Evaluation of Victory Nickel Takeover Offer

Dear Sir:

As a significant shareholder of Independent Nickel ("Independent") we encourage the Board under your leadership to endorse the proposed Victory Nickel ("Victory") transaction announced August 19 2008. Relative to the alternate Hunter-Dickinson ("HD") financing pending review by stockholders, the Victory equity exchange delivers a superior value proposition for a number of clear reasons.

These benefits include but are not limited to:

- *<u>Superior Common Share Upside</u> - The dilutive HD transaction can ostensibly be viewed as an effective take-over of the Lynn-Lake asset due to the permitted change-in-control within Independent's capital structure. Assuming warrants are exercised, HD would acquire 57% of Independent at an effective blended cost of \$.40 per share. Discounting present cash on hand to zero, Independent management believes the company holds an NPV of \$168 million or approximately \$2.26 of NPV (8%) on a fully-diluted basis per share.[1] Absent the most duress of conditions, it would be against common sense to sell control for what can only be described as a liquidation price of \$.40 per*

[1] http://www.independentnickel.com/learnmore/INI Jan_2008_presentation.ppt

share (or less if warrant proceeds are forward discounted). Holding future cash proceeds at face value, the proposed HD transaction would reduce the stated fully diluted NPV per share of Independent common stock from $2.26 to $1.31. In contrast to the proposed HD financing and irrespective as to the discount metrics applied to the Victory assets; Victory stock represents a superior per share NPV contribution versus the proposed contribution from the HD financing. The pooling of like conditioned junior nickel assets creates a far less dilutive scenario than that of the HD proposal, especially at this stage in the commodity cycle. It is our conviction that current temporal market conditions in the junior nickel sector augment for a joining of nickel assets not a wholesale sell-off or massive re-financing thereof. A tax-efficient merger with Victory creates a position of strength with which to reconsider staged financing needs in the future. Working capital at Victory also negates any immediate operational need for dilution thus delivering capital structure and balance sheet flexibility. Considerably more equity holder upside is left remaining within the Victory proposal. Ultimately, Victory's sizeable positive economic differential when contrasted against the HD proposal requires careful proactive study as it offers an approximate one-quarter interest in a mutually progressive yet larger nickel company that retains substantial upside from the proposed equity exchange levels. In our calculations, and from a discounted cash flow basis, Victory represents a considerably superior financial offer, both now and forward looking, for current Independent stockholders. Victory's offer also provides the possibility of escalating and more rapid underlying share price appreciation through participation in a larger spectrum of sulphide projects at different development points.

- *<u>Superior Cost Savings/Purchasing Power</u> - If Independent Nickel requires additional capital as referenced in the purpose for the proposed HD transaction, a clear path to reducing that pressing need is through expense reduction. Unlike the proposed HD transaction, the Victory offer can deliver immediate cost-savings to the operations of Independent. Those savings are not only immediate but deliver long-term savings that analysts can apply a forward multiple to. Most notably there would be elimination of duplicate expenses such as regulatory/TSX filing costs, certain accounting expenses, transfer agent costs, and sensible savings realized through elimination of staffing redundancies. In addition, Independent and Victory should also realize combined purchasing power increases thereby lowering costs on items such as mine development materials, laboratory testing services, and even exploration-related fees given the proximate geographic location of the Independent and Victory assets.*

- *<u>Superior Near-Term Cash Flow</u> - Independent is several years back of cash flow from production. As evidenced by a willingness to sell majority control, Independent has only two means of furthering the Lynn Lake asset: issuance of equity or access to cash flow. Clearly the second option is not presently available and the first option is highly dilutive at today's depressed equity price. However, the proposed Victory transaction enables existing Independent shareholders to have equity where cash flow and revenues are more immediate therein acting as a preserver of value and a capital source for ongoing Lynn Lake development. While we believe that Independent's Minago royalty includes frac sand revenue, full access is possible only under a combined entity. Existing business relationships between Victory and Independent, and their shared significance in the Manitoba nickel industry, suggest future synergies that will boost the immediacy and extent of joint-asset cash flows. Set in tandem with operating revenues from Victory's near-production Lac Rocher mine, Independent stockholders stand to participate in superior near-term and long-term cash flow versus no provision of near-term operating cash flow under the proposed HD financing.*

- *<u>Superior Timing Control over Lynn Lake Development</u> - At present, being the primary corporate asset, Lynn Lake represents the sole raison d'etre for Independent and is thus being pursued with vigor. The cost of expedited development must however be set within the confines of market conditions. Moreover, the value of this asset and the capacity to time its' escalating value in the context of a larger organization must also not be overlooked. An Independent combination with Victory provides greater flexibility around development timing and the option to defer or accelerate asset exploitation around a portfolio of assets as may be warranted. Absent multiple assets, a management team with a single resource to develop will naturally go full steam ahead even when caution or better timing may be prudent. Furthermore, a merger between Independent and Victory enables better opportunity to control Lynn Lake development to match cash flows of a combined entity and allocate those cash flows to the highest IRR project. In addition, the Victory offer creates a larger company faster and reasonably has the greater capacity to effectively develop Lynn Lake. Combining with Victory preserves the long-term ability to sustain and develop Lynn Lake while having current shareholders benefit therefrom.*

- *<u>Superior Investor Liquidity</u> - The proposed HD financing is suggested to be strategic in nature and is thus unlikely to create any market liquidity for Independent shareholders. Instead, should HD change its opinion of Independent, their large equity percentage could permanently and pejoratively harm the ongoing equity value trading range of Independent. In contrast, the existing market for Victory stock is established and large on a relative basis. Victory presently offers more liquidity than Independent and offers this benefit without control-block complications. If a take-over bid for a combined company were to occur, market participants in a joint Independent Victory entity would gather much greater benefit than being locked into a minority ownership position under HD's financing terms. By avoiding a potential blocking shareholder, Independent preserves room for a takeover premium for equity holders by sustaining market exposure within a combined Independent Victory. Without doubt, a merger with Victory provides*

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superior liquidity and valuation exposure for existing Independent shareholders. The multi-year influence that HD would have over Independent's common share liquidity is an encumbrance on investor attention and is not a burden borne in a merger with Victory. Supplementing this is the importance that ongoing liquidity will play should any assets require future financing. Short-term investors can support a share-price with varied entry-and exit points therein creating a more realistic and ongoing appraisal of value. Their presumed absence in a comparatively illiquid HD-Independent combination will create a larger absolute and sustained disconnect between market price and asset value thereby hindering future well-priced capital and ultimate exit potential. I point out that investor response as measured by Independent's share price reaction has already been more positive following the Victory news versus the HD news. The equity markets are affirming their acknowledgement for investor accretion within a combined Independent-Victory.

- *Superior Access to Capital - The amalgamation of Independent and Victory would be commended from a cost of capital standpoint. At present, Independent proposes to give up control of its Lynn Lake asset in exchange for access to capital. Assuredly this is reflective of the small market capitalization of Independent and the sole asset purpose of the company. However, a combination with Victory would provide a substantially higher merged market cap, greater diversification for Independent stockholders, and equal (if not greater) opportunity to extend and define the Lynn Lake resource originally identified by management. Project diversity, more immediate revenue streams, and larger capitalization size would all place an Independent-Victory in a better position to access not only greater quantities of capital but also at a lower cost of capital. Quite obviously, if additional capital for Lynn Lake is required then it should be done within the structure of a larger entity. As has been evidenced historically, that larger entity, if lacking capacity to self-finance, can do so on superior terms to such exampled in the proposed HD financing. The recent financing by Victory is demonstrative of their capacity to raise larger quantities of capital than the proposed HD transaction does and on better terms. Moreover, the combined assets of Victory and Independent are likely to generate greater institutional interest and analyst coverage therein closing the asset discount presently associated with both depressed share prices. The proposed HD financing does not create superior capital access. Instead, the HD deal creates limitations thereon due to majority ownership and future reliance on HD for approval to issue additional financings.*

- *Superior Access to Talent - One of the chief reasons given as justification for the proposed HD financing was access to human capital. However, there must be a limit that such talent can command. The Victory offer leads to a larger capitalization company that is more likely to have the financial wherewithal to acquire such talent on the open-market either on an employment or consultative basis rather than being forced into substantive equity dilution to so obtain. The cost of human talent must not become justification to subvert asset ownership. It furthermore goes without saying that the Victory management team and related connections offer their own value as industry talent and may be equal to or better than that which HD offers. Moreover, we are confident that an Independent Victory could find placement for key Independent employees to move Lynn Lake forward inside a combined entity.*

On balance, it is absolutely and unequivocally clear that endorsing the Victory proposal (and removing the HD proposal from prior shareholder consideration) delivers the best economic value for current Independent stockholders. It is a "natural fit" as Mr. Galipeau has already indicated. We do not debate that both HD and Victory intend to profit from their proposed transactions. Such is the nature of corporate dealings. However, the Victory offer is the only one that shares that profit with current Independent shareholders and it is the only one that can deliver a suite of value propositions that the HD financing simply cannot. Shared ownership of a larger multiple-asset nickel entity (i.e. Victory) is superior to reduced ownership of a single nickel asset (i.e. HD).

In closing, one must consider the reality that Independent's capitalization is barely above the net cash raised to-date. With empirical evidence as support, aggregate shareholder wealth has not thus far been generated by Independent remaining independent. It is imperative that the takeover committee strongly considers incorporating the Lynn Lake asset into a larger nickel entity that can generate value thereof by way of conversion into a sector-leading nickel mining equity. A merger between Victory and Independent is genuinely a victory for stockholders of both companies. We therefore support the progression of an Independent Victory amalgamation.

This letter is intended as open and available for public-review.

Respectfully submitted,

Ryan Kalt, B.Comm., M.B.A., LL.B. Chairman
KALT Industries Ltd.

CC:
Ron Arnold, Independent Director & Chair, Audit Committee, Independent Nickel Corp. Richard Murphy, President, Independent Nickel Corp.
Steve Harapiak, P. Eng., President, Victory Nickel Inc.
Rene Galipeau, CGA, Vice-Chairman, Victory Nickel Inc."

The Information Agent for the Offer is Kingsdale Shareholder Services Inc. at its office in Toronto, Ontario. The depositary for the Offer is Computershare Investor Services Inc. at its office in Toronto, Ontario. Questions and requests for assistance or copies of the offer documents may be directed to Kingsdale Shareholder Services Inc. at the following contact details:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
North American Toll Free Number: 1-800-775-3159
Facsimile: 1-416-867-2271
Toll Free Facsimile: 1-866-545-5580
Local/Overseas: 1-416-867-2272
E-Mail: contactus@kingsdaleshareholder.com
Website: www.kingsdaleshareholder.com

About Victory Nickel

Victory Nickel Inc. is a Canadian company with over 660,000,000 pounds of in-situ nickel in National Instrument 43-101-compliant measured (154,000,000 pounds) and indicated (511,000,000 pounds) resources in three sulphide nickel projects: Minago and Mel on Manitoba's Thompson nickel belt, and the high-grade Lac Rocher deposit in northwestern Quebec, and an additional 530 million pounds of in-situ nickel in inferred resources. Created from the nickel assets of Nuinsco Resources Limited (TSX:NWI), Victory Nickel is well financed and focused on becoming a substantial nickel producer by developing its existing properties and evaluating opportunities to expand its nickel asset base.

For further information, please visit our website at www.victorynickel.ca, or contact:
René Galipeau, (416) 363-8527, admin@victorynickel.ca

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements." All statements, other than statements of historical fact, that address activities, events or developments that Victory Nickel believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek," "anticipate," "believe," "plan," "estimate," "expect," and "intend" and statements that an event or result "may," "will," "can," "should," "could," or "might" occur or be achieved and other similar expressions. These forward-looking statements reflect the current expectations or beliefs of Victory Nickel based on information currently available to Victory Nickel. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Victory Nickel to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Victory Nickel. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to successfully complete financings, capital and other costs varying significantly from estimates, production rates varying from estimates, changes in world copper, nickel and/or gold markets, changes in equity markets, uncertainties relating to the availability and costs of financing needed in the future, equipment failure, unexpected geological conditions, imprecision in resource estimates, success of future development initiatives, competition, operating performance of facilities, environmental and safety risks, delays in obtaining or failure to obtain necessary permits and approvals from government authorities, and other development and operating risks. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, Victory Nickel disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although Victory Nickel believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This offer is being made for the securities of a Canadian issuer and by a Canadian issuer that is permitted to prepare the offer and circular in accordance with the disclosure requirements of Canada. U.S. shareholders should be aware that such requirements are different from those of the United States. The financial statements to be included or incorporated by reference in the offer documents will be prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that Victory Nickel is incorporated under the laws of Ontario, Canada, that some or all of its officers and directors may be residents of jurisdictions outside the United States, that some or all of the experts named in the offer documents may be residents of jurisdictions outside the United States and that all or a substantial portion of the assets of Victory Nickel and said persons may be located outside the United States.

U.S. Shareholders should be aware Victory Nickel may purchase securities otherwise than under the Offer, such as in the open market or in privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Victory Nickel Inc. has previously filed with the Securities and Exchange Commission (the "SEC"), an Irrevocable Consent and Power of Attorney on Form F-X.

Victory Nickel Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VICTORY NICKEL INC.

By: ______________________

Name: Rene Galipeau

Title: Chief Executive Officer

Date: August 27/08

END

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